UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                   Aksys, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    010196103

                                 (CUSIP Number)

                                  July 1, 2003
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                Page 1 of 6 Pages

CUSIP No. 010196103                    13G                     Page 2 of 6 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Millennium Partners, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    1,568,183
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0

OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,568,183
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,568,183
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.39%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010196103                    13G                     Page 3 of 6 Pages

Item 1.

(a)  Name of Issuer

        Aksys, Ltd., a Delaware corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices:

        Two Marriott Drive
        Lincolnshire, Illinois 60069

Item 2(a).  Name of Person Filing:

        Millennium Partners, L.P.

Item 2(b).  Address of Principal Business Office:

        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103

Item 2(c).  Citizenship:

        Cayman Islands

Item 2(d)   Title of Class of Securities:

        Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e)   CUSIP Number:

        010196103

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 010196103                    13G                     Page 4 of 6 Pages

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

            As of the date of this filing, the Reporting Person may be deemed the beneficial owner of (i) 1,363,637 shares of Common Stock held outright by Riverview Group, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Reporting Person ("Riverview") and (ii) 204,546 shares of Common Stock currently issuable to Riverview upon the exercise of certain warrants.

        (b) Percent of class:

            Approximately 5.39% as of the date of this filing. (Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, there were 27,525,581 shares of Common Stock issued and outstanding as of May 9, 2003. In addition, on July 1, 2003, the Company issued Riverview the 1,363,637 shares of Common Stock and the warrants to purchase 204,546 shares of Common Stock referred to in the first paragraph of Item 4(a) above.)

        (c) Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote:

                   1,568,183 shares of Common Stock.

            (ii)   Shared power to vote or to direct the vote

                   0

            (iii)  Sole power to dispose or to direct the disposition of

                   1,568,183 shares of Common Stock.

            (iv)   Shared power to dispose or to direct the disposition of

                   0

Item 5.  Ownership of Five Percent or Less of a Class

       Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable.

CUSIP No. 010196103                    13G                     Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      The 1,363,637 shares of Common Stock and the warrants to purchase 204,546 shares of Common Stock referred to in the first paragraph of Item 4(a) above are held by Riverview.

Item 8. Identification and Classification of Members of the Group This statement is filed by:

       Not applicable.

Item 9.  Notice of Dissolution of Group

       Not applicable.

Item 10. Certification

       By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 010196103                    13G                     Page 6 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 9, 2003

                             MILLENNIUM PARTNERS, L.P.


                             By: /s/ Robert Williams
                                --------------------------------
                                   Name:  Robert Williams
                                   Title: Chief Financial Officer